
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 17, 2011

Jeffrey Cote
Chief financial Officer
Sensata Technologies Holding N.V.
529 Pleasant Street
Attleboro, Massachusetts 02703

> **Re:** **Sensata Technologies Holding N.V.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed January 31, 2011**
> **File No. 1-34652**

Dear Mr. Cote:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Sensata Technologies Holding B.V. Form 10-K

Other Important Performance Measures, page 53

1. We note that the adjustments to your GAAP net income appear to have been made on a gross basis without any corresponding adjustment for the current income tax effects. As we note that your non-GAAP reconciliation begins with an after-tax GAAP figure, please explain to us in greater detail how you considered the tax effect of the reconciling items in arriving at your non-GAAP financial measure. Quantify how the non-GAAP financial measure would have differed had you considered the tax effect of the reconciling items. For guidance, refer to Question 102.11 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated on January 15, 2010. Please note this comment also applies to the presentation in your Item 2.02 Form 8-K earnings releases.

<u>Exhibits 31.1 – 3</u>

2. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

<u>Sensata Technologies Holding N.V. Form 8-K dated January 24, 2011</u>

3. We note that in your Form 8-K you have also presented your non-GAAP reconciliations in an income statement format. Your current presentation results in the presentation of numerous non-GAAP financial measures for which you have not included the disclosures required by Item 10(e) of Regulation S-K. In addition, Question 102.10 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures indicates that such a presentation is generally not acceptable as it may attach undue prominence to the non-GAAP information. Please revise future filings to remove the non-GAAP income statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3643 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief